SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  19 June 2006


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 19 June 2006 re: Trading Statement






71/06                                                               19 June 2006


LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will be holding discussions with analysts and investors ahead of its close period for the half-year ending 30 June 2006. This statement sets out the information that will be provided at those discussions.

Lloyds TSB expects to deliver a strong trading performance for the first half of 2006 and to continue to deliver satisfactory earnings growth, pre-volatility, as a result of further progress in its key strategic priorities.

The Retail Bank has continued to make progress. Over the last 12 months the Group has taken a number of steps to improve sales performance and, as a result, sales volumes through the branch network, telephone and internet banking are well ahead of the same period last year. In particular, we continue to make significant progress in the recruitment of target current account customers. Good growth in savings and investment products, especially in bancassurance, has partly offset the expected slowdown in unsecured consumer lending and related insurance products. Cost control continues to be strong, notwithstanding further investment to improve the operational efficiency of the business.

In Insurance & Investments, sales of life, pensions and long-term savings products through both the bancassurance and Independent Financial Adviser distribution channels have been strong. New business margins have remained broadly stable, compared with the first half of last year, as improvements in individual product margins have been offset by the mix effect of strong sales growth in finer margin OEIC products. In General Insurance, recent investment to re-engineer claims processes is reducing the cost of claims, resulting in improved profit performance. Scottish Widows Investment Partnership has delivered a good increase in the level of net new business inflows which, combined with more favourable year on year equity markets, has supported good profit growth.

In Wholesale and International Banking, good trading momentum has continued. Progress in our strategy to leverage the Group's excellent corporate and small business customer relationships continues to generate good levels of income growth. Costs have been well controlled despite further targeted investment being made in the enhancement of our product and distribution capabilities, and the supporting IT infrastructure.

Product margins are broadly stable compared to the first half of last year although the overall Group banking margin is expected to be slightly lower, largely as a result of a change in business mix. The Group's strong cost performance has continued and, as a result, we expect to deliver revenue growth in excess of cost growth, in each division and at Group level, in the first half of 2006. The Group's programme of efficiency improvement initiatives is on track to deliver net benefits in 2006 of circa GBP30 million. During the first half of 2006 we expect net investment of approximately GBP20 million, as we have invested further in streamlining our IT division and consolidating a number of back office operations.

As indicated in our 2005 preliminary results announcement in February, the expected further deterioration in the consumer lending environment in the first half of 2006 has arisen, although the rate of increase in retail impairment is expected to be slightly slower than the comparable increase in the first half of last year. As a result of the improved quality of new business written during 2005, we continue to expect greater stability in the level of retail impairment in the second half of 2006, compared to the first half of the year. In Wholesale Markets, asset quality has remained strong with no signs of deterioration in the overall quality of our lending. However, the high level of recoveries experienced in the first half of 2005 will not be repeated and as a result of this, and a higher level of retail lending impairment in our Asset Finance business, the first half impairment charge in Wholesale and International Banking will be higher than in the first half of last year. Overall, Group asset quality remains satisfactory.

In the first 5 months of 2006, high levels of volatility in equity markets contributed to an adverse volatility relating to the insurance business of GBP87 million. Banking volatility for the same period was adverse GBP4 million.

The Group has recently reached agreement with the Lloyds TSB Group pension schemes' trustees to fund the schemes' actuarial deficit of GBP1.5 billion over a period of 10 years. We also expect to continue to make additional voluntary contributions and, if the Group's total deficit contributions remain at broadly the same level as in recent years, we would expect to see the accounting deficit (GBP2.0 billion, net of tax) eliminated over a period of approximately 10 years, and the actuarial deficit over approximately 6 years.

Eric Daniels, Group Chief Executive, said "We are delivering against our financial goals whilst investing in the long-term growth of our business franchises. We expect that the result of building better businesses will be sustained economic profit growth. The Group remains on track to deliver a satisfactory performance for the first half of 2006."


Trading Update Webcast Details

The Group Finance Director's briefing will be available as a live audio webcast on the Investor Relations website: at www.investorrelations.lloydstsb.com and a recording will be posted on the website later.


Timetable

2006 Interim Results Announcement                 2 August
Ex Dividend date                                  9 August
Dividend record date                             11 August
Dividend payment date                            4 October

All dates are provisional and subject to change.


For further information:-

Investor Relations
Michael Oliver                                   +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Sarah Pollard
Senior Manager, Investor Relations
E-mail: sarah.pollard@ltsb-finance.co.uk         +44 (0) 20 7356 1571

Media
Mary Walsh                                       +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 19 June 2006